SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of February 27, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




FOURTH QUARTER AND FULL YEAR 2002 RESULTS

Durango, Mexico, February 27, 2002- Corporacion Durango, S.A. de C.V., (NYSE:CDG, BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico today announced its results for the fourth quarter 2002 and full year 2002. Figures were prepared in constant Mexican pesos and converted into U.S. dollars using the exchange rate at the end of the period.


COMPANY OVERVIEW
During the year 2002, Corporacion Durango was severely affected by a combination of a significant decline in world paper pricing, a worldwide economic recession, a drastic reduction in demand for its products from the manufacturing sector, a strong peso, a flood of imported products, and increases in production costs in raw material, energy, oil and labor.

SHIPMENTS
Notwithstanding a very difficult economic environment, the Company increased production and shipments by 2% year over year, and 5% 4Q02 over 4Q01. Total production in paper and paper products for 2002 was 1,505,000 tons versus 1,480,000 tons in 2001, in spite of a decline in demand from our #1 customer, the Maquiladora industry and from our #2 customer, the export sector in Mexico, thus confirming Durango's competitive position as the largest paper producer in Mexico.

PRICING
Due to the decline in world paper pricing, weak demand in Mexico, an overvalued peso versus the US dollar and the strong competition from imported products boosted by a very cheap dollar, the average pricing for our finished products declined 18% during 2002, when compared to 2001. This represented a reduction of US$175 MM in sales, with a corresponding reduction in EBITDA for the Company. Quarter over quarter pricing fell 17%.

NET SALES
Even though shipments in 2002 were slightly higher than 2001, the reduction in pricing severely affected our total sales, decreasing 17% year over year, from US$952 MM in 2001 to US$792 MM in 2002. Quarter over quarter, the reduction in sales was 13%.

COST OF SALES
Notwithstanding inflationary increases in production costs and raw materials, the Company was able to lower its unit cost by 15%, a significant reduction from 2001. Quarter over quarter, the reduction in unit cost was 11%. This reflects the high competitiveness of the Company, as well as confirms its position as a low-cost producer.


SG&A EXPENSES
Under the conditions described above, in 2002 the Company was able to reduce its overhead by 12%, reflecting its capacity to react to adverse changes in the economic environment.

CAPACITY UTILIZATION
In spite of very difficult business conditions during 2002, the Company was able to increase its operating rate to 82% of its total capacity, 5 points higher than 2001.

EBITDA
EBITDA for the year 2002 was US$116 MM, a reduction of 32% from the US$171 MM realized in 2001. The reduction in EBITDA of US$55 MM was primarily due to US$175 MM from an 18% decrease in pricing, which was partially compensated by a reduction in cost of US$97 MM, a 2% increase in shipments which contributed with US$15MM, and a reduction in overhead of US$8 MM.

INTERNATIONAL BENCHMARKING
The Company's performance was better than that of the overall paper industry, where profitability fell 50% year over year across the comparable industry segments. The paper industry continues to be mired in an economic crisis that some Wall Street analysts predict may last into 2004 or early 2005.

RELEVANT EVENTS
In anticipation of a slower than expected economic recovery, thus a longer recession environment, and taking into account that we operate in a cyclical and capital-intensive industry requiring ample financial flexibility, the Company decided to proactively begin a financial restructuring process. The decision was made in order to achieve a stronger financial structure, as well as sufficient financial flexibility to continue maintaining its competitiveness and market leadership in spite of the adverse economic and market conditions that prevail today and which could continue to deteriorate.

The Company has achieved positive results in the negotiations with its principal national and international creditors. Important and significant agreements have been reached, which will allow Durango to continue with further negotiations in the restructuring plan.

Corporacion Durango is the largest producer of paper in Mexico, one of the lowest-cost producers on a worldwide basis and the leader in 90% of its market segments.



CEO's STATEMENT
Miguel Rincon, CEO of Corporacion Durango stated . . . "As a result of macroeconomic conditions affecting the Mexican economy in general and the paper industry in particular, the Company experienced a significant decline in cash flow during the latter half of 2002. In view of its debt service requirements, the Company decided to undertake a restructuring process in late November 2002 and hired PriceWaterhouseCoopers and Rothschild, Inc., as financial advisors, to assist in such restructuring. Soon thereafter, Durango initiated discussions with its creditors, including holders of its bonds, with a view toward an eventual consensual restructuring of the Company's indebtedness. The results of these discussions thus far have been encouraging, as the Company's creditors have shown a willingness to cooperate with the Company in pursuing options that will produce a positive outcome for all parties. I am confident that the Company will emerge from any such restructuring with a strong financial foundation which will benefit all of its stakeholders."

NOTE: On October 7, 2002, the Company transferred Durango Georgia Paper
Company to an affiliate. Consistent with Mexican GAAP, the results of operations to Georgia mill are included in operating income of 2002 and 2001.




Highlights			FY02		FY01		%	4Q02	4Q01	%
Total Shipments ('000 S/T)	1,505.8		1,479.7		2%	356.0	339.4	5%
Pricing (US$/S-Ton)		526		644		-18%	507	611	-17%
Net Sales (US$Million)  	792.3		952.4		-17%	180.6	207.3	-13%
Unit Cost (US$/S-Ton)		441		517		-15%	422	473	-11%
EBITDA (US$Million)  		116.0		171.1		-32%	25.6	44.9	-43%
EBITDA Margin			15%		18%		-17%	14%	22%	-36%

Shipments (000 Short tons)	FY02		FY01		%	4Q02	4Q01	%
Paper 				744.3		762.1		-2%	162.7	165.9	-2%
Packaging 			670.0		667.9		0%	169.4	163.3	4%
Other				91.5		49.7		84%	23.9	10.2	134%
Total				1,505.8		1,479.7		2%	356.0	339.4	5%

Prices   (US$/Short ton)	FY02		FY01		%	4Q02	4Q01	%
Paper				507		596		-15%	466	566	-18%
Packaging			581		710		-18%	579	664	-13%
Other				278		485		-43%	288	477	-40%
Total				526		644		-18%	507	611	-17%

Net Sales (US$ million)		FY02		FY01		%	4Q02	4Q01	%
Paper				377.4		454.1		-17%	75.7	94.0	-19%
Packaging			389.4		474.3		-18%	98.0	108.5	-10%
Other				25.5		24.1		6%	6.9	4.9	41%
Total				792.3		952.4		-17%	180.6	207.3	-13%

Unit Cost (US$/ short ton)	FY02		FY01		%	4Q02	4Q01	%
Total				441		517		-15%	422	473	-11%



EBITDA (US$ million)		FY02	Margin	FY01	Margin	4Q02	Margin	4Q01	Margin
Paper				43.6	12%	95.8	21%	9.4	12%	23.3	25%
Packaging			67.3	17%	69.5	15%	14.9	15%	21.1	19%
Other				5.1	20%	5.9	25%	1.3	19%	0.5	10%
Total				116.0	15%	171.1	18%	25.6	14%	44.9	22%



This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.





CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2002 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Pesos and Dollars)

                                                                            		US$ DLLS.
                                                      	December 31,	December 31,	December 31,
                                                         2001        	2002        	2002
                                                      	(Audited)   	(Unaudited) 	(Unaudited)
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................	$508,894	$252,997	24,235
  Accounts receivable, net .........................	2,230,610	1,939,188	185,758
  Taxes recoverable and other assets ...............    29,688		36,947		3,539
  Inventories, net .................................	1,459,597	1,276,202	122,250
  Prepaids .........................................	26,850		28,773		2,756
            Total current assets ...................	4,255,639	3,534,107	338,539
PROPERTY, PLANT AND EQUIPMENT, net .................	16,488,984	13,595,992	1,302,385
OTHER ASSETS, net ..................................	532,908		713,722		68,369
            Total  assets ..........................	$21,277,531	$17,843,821	1,709,293

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .	617,396		7,388,442	707,753
  Interest payable .................................	302,083		449,072		43,017
  Trade accounts payable ...........................	1,218,333	909,217		87,096
  Notes payable ....................................	36,739		49,624		4,754
  Accrued liabilities and other payables............	468,876		480,170		45,996
  Employee profit-sharing ..........................	9,020		6,274		601
            Total  current liabilities .............	2,652,447	9,282,799	889,217
LONG-TERM DEBT .....................................	7,243,673	1,271,278	121,778
NOTES PAYABLE ......................................	86,363		136,932		13,117
OTHER LIABILITIES ..................................	16,199		0		0
DEFERRED TAXES......................................	3,090,368	2,247,910	215,331
LIABILITY FOR EMPLOYEE BENEFITS.....................	239,654		182,346		17,467
DEFERRED CREDITS....................................	72,157		0		0
            Total long term liabilities ............	10,748,414	3,838,466	367,694
            Total  liabilities .....................	13,400,861	13,121,265	1,256,910
STOCKHOLDERS' EQUITY:
  Majority interest ................................   	7,834,816	4,654,145	445,829
  Minority interest ................................	41,854		68,411		6,553
            Total stockholders' equity .............	7,876,670	4,722,556	452,382
            Total liabilities and stockholders' equi	$21,277,531	$17,843,821   	1,709,293
	    Exchange rate: $ 10.4393 per Dollar



CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Pesos and Dollars)

                                                                                              		*
                                                                  	Full Year	Acum.Dec	Acum.Dec
                                                                     	2001		2002      	US$ 2002
                                                                  	(Audited)	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss) ..............................................	$829,327	$-3,407,105	-326,373
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ...........................     	492,288		475,301		45,530
       Provision for employee benefits .........................	13,317		12,567		1,204
       Amortization of negative goodwill .......................	-495,297	0		0
       Amortization of Financial Comissions ....................	58,111		121,293		11,619
       Provision for deferred taxes ............................	-267,291	-276,708	-26,506
       Impairment ..............................................	0		815,455		78,114
       Allowance for doubtful accounts .........................	6,948		1,338,863	128,252
       Other....................................................	0		116,414		11,152
       Total items which do not require cash....................	-191,924	2,603,185	249,364
  Net resources generated from income ..........................	637,403		-803,920	-77,009
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................	965,540		183,395		17,568
    Decrease (Increase) in current assets ......................	62,253		-9,182		-880
    Decrease (increase) in account receivables, net ............	-62,858		291,422		27,916
    (Decrease) increase in other accounts payable and
      accrued expenses .........................................	-696,186	-140,694	-13,477
  Resources generated by operating activities ..................	906,152		-478,979	-45,882
FINANCING ACTIVITIES:
       Bank loans and others ...................................	-650,480	827,203		79,239
       Decrease in capital .....................................	0		-17,261		-1,653
       Loss on shares acquisition ..............................	0		-32,977		-3,159
  Net resources generated from financing activities ............	-650,480	776,965		74,427
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment...............	-345,591	-304,843	-29,201
       Disposition of subsidiaries .............................	0		117,445		11,250
       Increase in deferred assets .............................	-205,717	-366,485	-35,106
       Minority interest .......................................	-6,656		0 		0
  Net resources applied to investing activities ................	-557,964	-553,883	-53,057
INCREASE IN CASH AND CASH EQUIVALENTS ..........................	-302,292	-255,897	-24,513
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............	811,186		508,894		48,748
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................	$508,894	$252,997	US24,235


* The exchange rate of 10.4393 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2002


                                           	Thousands of Pesos                 	Thousands of Dollars
                                              	4Q          	4Q                      4Q          	4Q
                                             	2001        	2002        	Var     2001        	2002        	Var
                                           	(Audited)  	(Unaudited)     	(Audited)   	(Unaudited)

NET SALES ...............................	$2,036,259	$1,885,539	-7%	207,299		180,619		-13%
COST OF SALES ...........................	1,578,769	1,569,782	-1%     160,510		150,372         -6%
     Gross profit........................	457,490 	315,757         -31%	46,789		30,247	        -35%
     Selling and Administrative expenses     	148,165     	152,963         3%      15,169      	14,653         	-3%
     Operating income ...................    	309,325     	162,794        	-47%    31,620      	15,594        	-51%
FINANCIAL EXPENSE:
Interest expense ........................    	219,007     	278,566         27%     22,549      	26,684         	18%
Interest income .........................     	-8,333      	-9,070          9%      -783        	-869         	11%
Exchange (gain) loss, net ...............   	-254,414     	212,816     	N/A     -26,249      	20,386     	N/A
Gain on monetary position ...............    	-64,909    	-134,306        107%    -6,679     	-12,865         93%
  Total financial expense ...............   	-108,649     	348,006     	N/A     -11,162      	33,336     	N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    	-81,561      	-2,485        	-97%    -8,477        	-238        	-97%
  Total other income (expense) ..........    	-81,561      	-2,485        	-97%    -8,477        	-238        	-97%
  Income (loss) before income and asset t    	336,413    	-187,697     	N/A     34,304     	-17,980     	N/A
Provisions for income and asset taxes ...     	15,033     	-26,377     	N/A     1,480      	-2,527     	N/A
Provision for deferred income taxes .....   	-346,456     	-10,347     	N/A    	-35,739        	-991     	N/A
  Net income after taxes ................    	667,836    	-150,973     	N/A     68,564     	-14,462     	N/A
Extraordinary items:
Special items ...........................    	-20,483         -4       	-100%   -2,113          0       	-100%
Impairment ..............................       0     		815,455     	N/A     0      		78,114		N/A
Discontinued operations..................    	259,801     	-11,669     	N/A    	24,311      	-1,118     	N/A
Net income before minority interest......	$428,518	$-954,755     	N/A     46,367     	-91,458     	N/A
  Minority interest......................      	4,611       	4,629          	0%      476         	443         	-7%
  Majority net income....................	$423,907	$-959,384     	N/A     45,891     	-91,901     	N/A

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2002

                                           	Thousands of Pesos                 	Thousands of Dollars
                                              	Ac          	Ac                      Ac          	Ac
                                             	2001        	2002        	Var     2001        	2002        	Var
                                           	(Audited)  	(Unaudited)             (Audited)   	(Unaudited)
NET SALES ...............................	$9,485,615	$8,270,616      -13%    952,445     	792,258        	-17%
COST OF SALES ...........................  	7,654,232   	6,937,360       -9%     765,452     	664,543        	-13%
     Gross profit........................  	1,831,383   	1,333,256       -27%    186,994     	127,715        	-32%

     Selling and Administrative expenses     	643,250     	597,648         -7%     65,337      	57,250        	-12%
     Operating income ...................  	1,188,133     	735,608        	-38%    121,657      	70,465        	-42%
FINANCIAL EXPENSE:
Interest expense ........................  	1,008,004   	1,080,048	7%     	103,091     	103,460 	0%
Interest income .........................    	-66,887     	-39,127        	-42%    -6,770      	-3,748        	-45%
Exchange (gain) loss, net ...............   	-313,372   	1,047,994     	N/A     -32,333     	100,389     	N/A
Gain on monetary position ...............   	-317,068    	-408,111       	29%    	-32,468     	-39,094         20%
  Total financial expense ...............    	310,677   	1,680,804      	441%    31,521     	161,007        	411%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    	497,097     	-52,822     	N/A     46,318      	-5,060     	N/A
  Total other income (expense) ..........    	497,097     	-52,822     	N/A     46,318      	-5,060     	N/A
  Income (loss) before income and asset t  	1,374,553    	-998,018     	N/A     136,454     	-95,602     	N/A
Provisions for income and asset taxes ...    	233,419     	119,491        	-49%    23,700      	11,446        	-52%
Provision for deferred income taxes .....   	-233,829    	-276,708	18%     -24,942     	-26,506         6%
  Net income after taxes ................  	1,374,963    	-840,801     	N/A     137,697     	-80,542     	N/A
Extraordinary items:
Special items ...........................    	168,241     	116,414        	-31%    17,359      	11,152        	-36%
Impairment ..............................       0     		815,455     	N/A     0      		78,114     	N/A
Discontinued operations..................    	377,395   	1,634,435       333%    35,314     	156,566        	343%
Net income before minority interest......	$829,327$ 	-3,407,105     	N/A     85,024    	-326,373     	N/A
  Minority interest......................      	4,029       	6,594         	64%     416         	632         	52%
  Majority net income....................	$825,298	$-3,413,699     N/A     84,608    	-327,005     	N/A







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  February 27, 2003	        By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer